VIA EDGAR

September 18, 2009

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Allegheny Energy, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2008

Filed March 2, 2009

Form 10-Q for the Fiscal Quarter Ended June 30, 2009

Filed August 7, 2009

File No. 001-00267

Dear Mr. Owings:

This letter is written in response to the comments contained in your letter to Paul J. Evanson, Chief Executive Officer, dated September 3, 2009 regarding the above-referenced filings of Allegheny Energy, Inc. (“Allegheny” or the “Company”). We have repeated each comment below followed by the Company’s response. In addition, the Company has included the written acknowledgment requested by the Commission at the conclusion of this letter.

Form 10-K for the Year Ended December 31, 2008

1.	Please revise the cover page of your Form 10-K to include all of the required information. For example, we note that your cover page does not include your Commission File Number, nor does it state the number of your securities registered pursuant to Sections 12(b) and 12(g) of the Securities Exchange Act of 1934.

Response:

Allegheny will ensure that its Commission File Number and the number of its securities registered pursuant to Section 12(b) and 12(g) of the Securities Exchange Act of 1934 are included in all future filings to the extent required.

Exhibits

2.	We note that you have not included the exhibits, schedules and/or appendices to several of the material agreements identified in your Exhibit Index. For example, Exhibits 10.39 and 10.48 both identify numerous exhibits, schedules and appendices, but none are included with the filings. Please review all of your material agreements and file any exhibits, schedules and/or appendices to these agreements. Refer to Rule 601(b)(10) of Regulation S-K. Please note that Item 601(b)(2) of Regulation S-K provides a carve-out for schedules or attachments that are not material to an investment decision, but Item 601(b)(10) does not include a similar provision.

Response:

Allegheny will review all of its material agreements and will file all exhibits, schedules and/or appendices to such agreements not previously filed with the Commission as part of its quarterly report on Form 10-Q for the quarter ending September 30, 2009.

Form 10-Q for the Fiscal Quarter Ended June 30, 2009

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 45

3.	Please expand this section to discuss known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. For example, we note your reference in the second paragraph of your risk factor on page 88 to the potential effect of the current economic climate on price increases. Discuss how this trend may impact your plans to expand, your available liquidity, or any other factors. Please provide similar additional analysis concerning the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood or the extent past performance is indicative of future performance. Please discuss whether you expect levels to remain at this level or to increase or decrease. Also, you should consider discussing the impact of any changes on your earnings. Further, please discuss in reasonable detail:

•	Economic or industry-wide factors relevant to your company, and

•	Material opportunities, challenges, and

•	Risk in the short and long term and the actions you are taking to address them.

See Item 303 of Regulation S-K and SEC Release No. 33-8350.

Response:

We have noted your comment and will revise and expand the Overview section of Management’s Discussion and Analysis in future filings. This expanded section will address the more important and relevant trends and uncertainties that will have, or are reasonably likely to have, a material impact on Allegheny’s revenues, income or liquidity. Although such information has been included in the Risk Factors section and elsewhere in Allegheny’s previous filings, the inclusion of additional information in the Overview section that is most relevant to recent trends and business conditions will assist in a more complete understanding of factors affecting Allegheny and the opportunities and challenges it faces.

The expanded Overview section may vary each period depending on current developments and circumstances, but will include items in the current period that significantly impact the quality and variability of earnings and cash flows, risks and uncertainties, relevant economic and industry factors, matters on which management is most focused and significant actions being taken to address such matters.

Allegheny acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosures in the 2008 Form 10-K and Form 10-Q referred to above;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K and Form 10-Q referred to above; and

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding our response to staff comments, or need any additional information, you may contact me at (724) 838-6705.

Sincerely,

/s/ Kirk R. Oliver
Kirk R. Oliver
Senior Vice President and Chief Financial Officer